Exhibit 99.1

NEWS RELEASE
August 7th, 2012
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN HITS 188.70 METERS 3.3 G/T AUEQ (1.32 G/T AU AND 97.8 G/T AG)
ON MAIN IXTACA ZONE, TRACES NORTHEAST EXTENSION 400 METERS DOWN DIP

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE MKT) is pleased to announce further results from the on-going exploration drill program on the Company’s 100% owned Tuligtic project, Mexico with holes TU-12-159, 162, 164, 166 and 168. Holes TU-12-164 and 168 were drilled on section 10+425E into the Main Ixtaca Zone. Holes TU-12-159, 162 and 166 were drilled at 070 degrees on section 50+000N into the Northeast Extension Zone, which trends perpendicular to the Main Ixtaca Zone. The intercepts in holes TU-12-159, 162 and 166, together with previously reported holes on this section show the Northeast Extension to be continuously mineralised over 400 meters downdip. Holes TU-12-164 and 168 on section 10+425E show the presence of variability and high grades in this part of the Main Ixtaca Zone. Highlights from the holes released today include the following intercepts (a more complete list of intercepts is shown in the table below):

Hole TU-12-159 NORTHEAST EXTENSION ZONE, SECTION 50+000N                                                                                                                                :
59.10 meters @ 0.59 g/t gold and 53.4 g/t silver (1.7 g/t gold equivalent)
Including              9.50 meters @ 1.21 g/t gold and 101.2 g/t silver (3.2 g/t gold equivalent)
And                      16.05 meters @ 0.91 g/t gold and 90.3 g/t silver (2.7 g/t gold equivalent)

Hole TU-12-162 NORTHEAST EXTENSION ZONE, SECTION 50+000N                                                                                                                                :
68.50 meters @ 1.16 g/t gold and 36.6 g/t silver (1.9 g/t gold equivalent)
Including             15.50 meters @ 2.42 g/t gold and 70.5 g/t silver (3.8 g/t gold equivalent)
And                      7.50 meters @ 2.25 g/t gold and 47.0 g/t silver (3.2 g/t gold equivalent)

Hole TU-12-164 MAIN IXTACA ZONE, SECTION 10+425E                                                                                                           :
188.70 meters @ 1.32 g/t gold and 97.8 g/t silver (3.3 g/t gold equivalent)
Including             51.75 meters @ 2.34 g/t gold and 119.6 g/t silver (4.7 g/t gold equivalent)
And                      22.30 meters @ 2.73 g/t gold and 259.8 g/t silver (7.9 g/t gold equivalent)

Hole TU-12-166 NORTHEAST EXTENSION ZONE, SECTION 50+000N                                                                                                                                :
149.90 meters @ 0.90 g/t gold and 12.0 g/t silver (1.1 g/t gold equivalent)
Including              99.80 meters @ 1.24 g/t gold and 14.9 g/t silver (1.5 g/t gold equivalent)
And                      59.60 meters @ 1.59 g/t gold and 18.5 g/t silver (2.0 g/t gold equivalent)

Hole TU-12-168 MAIN IXTACA ZONE, SECTION 10+425E                                                                                                           :
99.80 meters @ 0.55 g/t gold and 33.1 g/t silver (1.2 g/t gold equivalent)

J.D. Poliquin, Chairman of Almaden commented, “Drilling continues to confirm and extend the Ixtaca mineralisation, a strong system of veining with sections that carry high gold and silver grades. The new results reported today from the Main Ixtaca and Northeast Extension zones show that high-grades exist in many areas of the Ixtaca vein system. The Northeast Extension zone is now interpreted to run perpendicular to the other zones and results reported today are very encouraging.” The Company currently has four drills operating on the Tuligtic project. Almaden plans to continue drilling operations throughout 2012. Below is a plan map, relevant sections and table of significant intervals which will be posted to the Company’s website (www.almadenminerals.com).

Hole #	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	AgEq (g/t)
TU-12-159	51.82	76.50	24.68	0.40	16.8	0.7	37
TU-12-159	240.50	299.60	59.10	0.59	53.4	1.7	83
including	240.50	250.00	9.50	1.21	101.2	3.2	162
including	244.00	246.50	2.50	3.10	232.9	7.8	388
including	270.00	299.60	29.60	0.75	69.0	2.1	106
including	271.50	287.55	16.05	0.91	90.3	2.7	136
including	273.00	276.50	3.50	0.81	91.0	2.6	131
including	280.00	283.05	3.05	1.34	88.6	3.1	156
including	286.05	287.55	1.50	2.00	233.0	6.7	333
including	295.60	298.10	2.50	1.70	141.0	4.5	226
TU-12-159	337.60	341.10	3.50	1.01	7.2	1.2	58
including	340.10	341.10	1.00	2.76	9.3	2.9	147
TU-12-162	51.82	71.80	19.98	0.38	1.3	0.4	20
TU-12-162	84.00	94.00	10.00	0.16	6.0	0.3	14
TU-12-162	250.50	319.00	68.50	1.16	36.6	1.9	95
including	263.50	314.50	51.00	1.47	41.6	2.3	115
including	264.50	280.00	15.50	2.42	70.5	3.8	191
including	264.50	268.00	3.50	5.24	125.1	7.7	387
including	293.50	301.00	7.50	2.25	47.0	3.2	159
TU-12-162	333.00	347.60	14.60	0.43	16.1	0.8	38
TU-12-164	64.80	253.50	188.70	1.32	97.8	3.3	164
including	115.00	230.80	115.80	1.83	123.0	4.3	215
including	141.00	192.75	51.75	2.34	119.6	4.7	237
including	183.25	192.75	9.50	3.02	213.6	7.3	365
including	208.50	230.80	22.30	2.73	259.8	7.9	397
including	226.80	230.80	4.00	8.95	398.0	16.9	845
TU-12-166	54.25	69.00	14.75	0.49	2.4	0.5	27
TU-12-166	284.00	433.90	149.90	0.90	12.0	1.1	57
including	302.00	401.80	99.80	1.24	14.9	1.5	77
including	302.00	305.50	3.50	1.34	16.6	1.7	84
including	322.00	381.60	59.60	1.59	18.5	2.0	98
including	334.70	338.20	3.50	2.77	40.0	3.6	178
TU-12-168	68.00	78.25	10.25	0.15	26.1	0.7	34
TU-12-168	103.00	202.80	99.80	0.55	33.1	1.2	61
including	115.50	117.00	1.50	0.60	222.0	5.0	252
including	149.00	151.50	2.50	1.13	71.3	2.6	128
TU-12-168	231.50	289.90	58.40	0.16	15.5	0.5	24
including	239.00	241.00	2.00	0.31	69.3	1.7	85
including	278.00	280.00	2.00	0.86	170.1	4.3	213

About the Ixtaca Property
The 100% owned Ixtaca zone is a blind discovery made by the Company in 2010. The Main Ixtaca and Ixtaca North Zones of veining are thought to have a north-easterly trend. Holes to date suggest that the Main Ixtaca and Ixtaca North Zones are sub vertical with local variations.

This interpretation suggests that true widths range from approximately 35% of intersected widths for a -70 degree hole to 94% of intersected widths for a -20 degree hole. The drilling completed to date has traced mineralisation over 1,000 meters along this northeast trend. Based upon observations at surface and of core as drilling progresses, there seems to be a variety of veinlet orientations within the Northeast Extension Zone however overall the zone is currently interpreted to be dipping shallowly to the west and striking roughly north-south. Until this interpretation is confirmed true widths for the Northeast Extension intersections cannot be calculated with confidence at this time.

Mr. Norm Dircks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s Ixtaca program and reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish.

Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. The ratio of 50 to 1 was used for the sake of consistency with past news releases. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.

About Almaden
Almaden is a well-financed (cash, gold inventory and equity investments totalling approximately $35.6 MM as of July 4, 2012) mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone and the Tuligtic project, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE AMEX have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

Blue highlighted sections contain holes announced in latest release. Please see sections for assay intervals.
CALEVA ZONE
NORTHEAST EXTENSION
IXTACA NORTH ZONE
MAIN IXTACA ZONE
SOUTHWEST EXTENSION
SECTION REFERENCE LINE
OPEN
Section 50000N
Section 10425E
Section 10000E
Section 10050E
Section 10100E
Section 10150E
Section 10200E
Section 10250E
Section 10300E
Section 10350E
Section 10400E
Section 10450E
Section 10500E
Section 10550E
Section 10600E
Section 10650E
Section 10700E
Section 10750E
Section 10800E
Section 10850E
Section 10900E
Section 10950E
Section 11000E
Section 11050E
Section 11100E
Section 11150E
Section 11200E
Section 11250E
618,200 mE
618,400 mE
618,600 mE
618,800 mE
619,000 mE
619,200 mE
619,400 mE
2,177,200 mN
2,177,000 mN
2,176,800 mN
2,176,600 mN
2,176,400 mN
2,176,200 mN
2,176,000 mN
2,175,800 mN
2,175,600 mN
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending
0
200m
SCALE

Reference Line
2400m
2200m
IXTACA NORTH ZONE
MAIN IXTACA ZONE
TU-11-060
TU-10-001
TU-10-010
TU-11-062
TU-12-164
TU-12-168
TU-12-105
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending
Almaden Minerals
NYSE MKT: AAU
TSX: AMM

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-11-060	83.00	101.00	18.00	0.4	32	1.1
including	98.82	100.30	1.48	2.6	223	7.0
TU-12-164	64.80	253.50	188.70	1.3	98	3.3
including	115.00	230.80	115.80	1.8	123	4.3
including	141.00	192.75	51.75	2.3	120	4.7
including	183.25	192.75	9.50	3.0	214	7.3
including	208.50	230.80	22.30	2.7	260	7.9
including	226.80	230.80	4.00	9.0	398	16.9
TU-12-168	68.00	78.25	10.25	0.2	26	0.7
TU-12-168	103.00	202.80	99.80	0.6	33	1.2
including	115.50	117.00	1.50	0.6	222	5.0
including	149.00	151.50	2.50	1.1	71	2.6
TU-12-168	231.50	289.90	58.40	0.2	16	0.5
including	239.00	241.00	2.00	0.3	69	1.7
including	278.00	280.00	2.00	0.9	170	4.3

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Section 10425E
Looking NE (+/- 12.5m)

Scale: 1: 4000 | Date: 06-Aug-12

2400m
2200m
CLAY ALTERED ASH
MINERALIZED ASH LAYER
NORTHEAST EXTENSION
TU-12-153
TU-12-125
TU-12-129
TU-12-149
TU-12-169
TU-12-173
TU-12-151
TU-12-143
TU-11-047
TU-11-024
TU-12-166
TU-12-162
TU-12-159
TU-12-155
TU-11-094
TU-11-043
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending
Almaden Minerals
NYSE MKT: AAU
TSX: AMM
Section 50000N
Looking NW (+/- 25m)
Scale: 1: 4000
Date: 06-Aug-12

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-155	51.82	106.07	54.25	0.2	7	0.4
TU-12-155	194.00	212.00	18.00	0.2	22	0.6
including	199.80	204.50	4.70	0.3	35	1.0
TU-12-155	227.99	272.00	44.01	1.0	96	3.0
including	229.80	240.30	10.50	2.7	245	7.5
including	230.80	233.30	2.50	8.5	684	22.2
including	235.80	239.30	3.50	1.2	178	4.8
including	242.30	248.00	5.70	0.6	66	1.9
including	253.00	258.50	5.50	1.8	108	4.0
TU-12-155	334.80	337.70	2.90	0.9	90	2.7
TU-12-159	51.82	76.50	24.68	0.4	17	0.7
TU-12-159	240.50	299.60	59.10	0.6	53	1.7
including	240.50	250.00	9.50	1.2	101	3.2
including	244.00	246.50	2.50	3.1	233	7.8
including	270.00	299.60	29.60	0.8	69	2.1
including	271.50	287.55	16.05	0.9	90	2.7
including	273.00	276.50	3.50	0.8	91	2.6
including	280.00	283.05	3.05	1.3	89	3.1
including	286.05	287.55	1.50	2.0	233	6.7
including	295.60	298.10	2.50	1.7	141	4.5
TU-12-159	337.60	341.10	3.50	1.0	7	1.2
including	340.10	341.10	1.00	2.8	9	2.9
TU-12-162	51.82	71.80	19.98	0.4	1	0.4
TU-12-162	84.00	94.00	10.00	0.2	6	0.3
TU-12-162	250.50	319.00	68.50	1.2	37	1.9
including	263.50	314.50	51.00	1.5	42	2.3
including	264.50	280.00	15.50	2.4	71	3.8
including	264.50	268.00	3.50	5.2	125	7.7
including	293.50	301.00	7.50	2.3	47	3.2
TU-12-162	333.00	347.60	14.60	0.4	16	0.8
TU-12-166	54.25	69.00	14.75	0.5	2	0.5
TU-12-166	284.00	433.90	149.90	0.9	12	1.1
including	302.00	401.80	99.80	1.2	15	1.5
including	302.00	305.50	3.50	1.3	17	1.7
including	322.00	381.60	59.60	1.6	18	2.0
including	334.70	338.20	3.50	2.8	40	3.6

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.